EXHIBIT (a)(1)

ASAT HOLDINGS LIMITED OFFER
TO EXCHANGE OUTSTANDING OPTIONS
TO PURCHASE ORDINARY SHARES UNDER THE OPTION PLAN

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ON FEBRUARY 24, 2003
AT 11:59 P.M., EASTERN STANDARD TIME, UNLESS THE OFFER IS EXTENDED

ASAT Holdings Limited or ASAT is offering to employees of ASAT and its subsidiaries, including the officers, and certain directors the opportunity to exchange all outstanding options to purchase ordinary shares granted under the ASAT Holdings Limited Stock Option Plan 2000 (the “Plan”), for new nonqualified stock options that we will grant under the Plan (the “New Grant Program”). To participate in the New Grant Program, an employee participant must exchange all the options held by him or her. We are making this offer upon the terms and subject to the conditions set forth in this Offer to Exchange and in the accompanying letter of transmittal. Grants of new options will be made on the date of the first meeting of ASAT’s board of directors or of a committee authorized by the board of directors held more than six months and one day after the date we cancel the options accepted for exchange (the “Replacement Grant Date”).

The New Grant Program is subject to conditions which we describe in the Offer to Exchange under Section 6 – “Conditions of the New Grant Program”.

If you elect to exchange options as described in the Offer to Exchange and if your options are accepted for exchange, we will cancel the options elected for exchange and you will, subject to the conditions in this Offer to Exchange, receive a grant of a new nonqualified option issued pursuant to a new option agreement between you and us on the Replacement Grant Date. The board of directors may change the terms of the new options to be issued on the Replacement Grant Date on the same basis that they could have changed the terms of the old options pursuant to the Plan as if the old options had not been canceled.

Some key features of the new options will include:

•
the number of ordinary shares subject to the new options will equal the number of ordinary shares subject to your canceled options, subject to adjustments for any stock splits, stock dividends and similar events, as determined by us in our sole discretion;

•	the exercise price of the new options will be based on the closing sale price of our ordinary shares represented by ADSs as reported on NASDAQ on the date before the Replacement Grant Date;

•	the term of the new options will be ten years from the Replacement Grant Date; and

•
the new options will have the same vesting schedule as the canceled options. Accordingly, the new options will be vested on the Replacement Grant Date to the extent the canceled options would have been vested on that date and the remaining new options will become vested in accordance with the vesting schedule (based on the same vesting

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dates and percentages) applicable to the canceled options following the Replacement Grant Date.

In order to receive the new options, you must still be employed with us on the Replacement Grant Date, and your election to participate in the New Grant Program does not in any way change your status as an “at-will” employee.

We are implementing the New Grant Program because a considerable number of our employees have stock options, whether or not they are currently exercisable, that have exercise prices significantly above our current trading prices. We are offering this program on a voluntary basis to allow our employees, including our officers, and certain directors to choose whether to keep their current stock options at their current exercise prices, or to exchange those options for new options.

Although our board of directors has approved the New Grant Program, neither ASAT nor our board of directors makes any recommendation as to whether you should exchange or refrain from exchanging your options. You must make your own decision whether to exchange your options.

Our ordinary shares represented by ADSs are currently quoted on NASDAQ under the symbol “ASTT.” On January 21, 2003, the closing sale price of our ADSs as reported on NASDAQ was $0.64 per ADS. One ADS represents five ordinary shares. An application is pending before NASDAQ, pursuant to which ASAT applied for a transfer of our ADSs from the NASDAQ National Market to the NASDAQ SmallCap Market. We recommend that you obtain current market quotations for our ADSs before deciding whether to exchange your options.

You should direct questions about the New Grant Program, requests for assistance or for additional copies of this Offer to Exchange or the letter of transmittal to Jeff Dumas, Senior Vice President and General Counsel, by email at jeff_dumas@asathk.com, or by telephone at (852) 2439-8408.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

If you wish to exchange your options, you must complete and sign the letter of transmittal in accordance with its instructions, and send it and any other required documents to Jeff Dumas, Senior Vice President and General Counsel, by fax at (852) 2407-1868 or by email at jeff_dumas@asathk.com, and in each case, followed by mail of original documents to Jeff Dumas, Senior Vice President and General Counsel, ASAT Holdings Limited, 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

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We are not aware of any jurisdiction where the implementation of the New Grant Program violates applicable law. If we become aware of any jurisdiction where the implementation of the New Grant Program violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the New Grant Program will not be made available to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange or refrain from exchanging your options pursuant to the New Grant Program. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the New Grant Program other than the information and representations contained in this document or in the accompanying letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

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TABLE OF CONTENTS

SUMMARY TERM SHEET		1
General Questions About the New Grant Program		1
Specific Questions About the Canceled Options		6
Specific Questions About the New Options		6

NEW GRANT PROGRAM		10
1.	Number of Options; Expiration Date.	11
2.	Purpose of the New Grant Program.	12
3.	Procedures for Electing to Participate in the New Grant Program.	14
4.	Withdrawal Rights.	15
5.	Acceptance of Options for Exchange and Issuance of New Options.	15
6.	Conditions of the New Grant Program.	17
7.	Price Range of Ordinary Shares Represented by ADSs Underlying the Options.	19
8.	Source and Amount of Consideration; Terms of New Options.	20
9.	Information Concerning ASAT.	20
10.	Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.	26
11.	Accounting Consequences of the New Grant Program.	27
12.	Legal Matters; Regulatory Approvals.	28
13.	Material Income Tax Consequences.	28
14.	Extension of the New Grant Program; Termination; Amendment.	29
15.	Fees and Expenses.	30
16.	Additional Information.	30
17.	Forward-Looking Statements; Miscellaneous.	32

ATTACHMENT: Letter of Transmittal

SUMMARY TERM SHEET

The following sections answer some of the questions that you may have about the New Grant Program. However, it is only a summary, and you should carefully read the remainder of this Offer to Exchange and the accompanying letter of transmittal. The information in this summary is qualified in its entirety by the more detailed description in the remainder of this Offer to Exchange. We have included page references to the remainder of this Offer to Exchange where you can find a more complete description of the topics in this summary.

General Questions About the New Grant Program

1.	What securities are we offering to exchange?

We are offering to employees of ASAT and its subsidiaries, including our officers, and certain directors the opportunity to exchange all outstanding options to purchase ordinary shares of ASAT Holdings Limited granted under the Plan for new options. We will grant the new options under the Plan as nonqualified stock options. If you choose to participate in the New Grant Program, you must tender all stock options granted under the Plan held by you. (See page 10)

2.	Why is ASAT implementing the New Grant Program?

We are implementing the New Grant Program because a considerable number of our employees have stock options, whether or not they are currently exercisable, that have exercise prices significantly above our current and recent trading prices. We are offering this program on a voluntary basis to allow our employees, including the officers, and certain directors to choose whether to keep their current stock options at their current exercise prices, or to cancel those options for new options to purchase the same number of ordinary shares as the canceled options.

These new options will be granted on the Replacement Grant Date. The number of ordinary shares subject to the new options will equal the number of ordinary shares subject to the canceled options, subject to adjustments for any stock splits, stock dividends and similar events, as determined by us in our sole discretion. The exercise price of these new options will be based on the closing sale price of our ADSs as reported on NASDAQ on the date before the Replacement Grant Date. One ADS represents five ordinary shares. If ASAT does not extend the offer, the new options will be granted on or after August 25, 2003.

We are implementing the New Grant Program in order to provide our employees with the opportunity to hold options that over time may have a greater potential to increase in value, which we hope will create better performance incentives for our employees and will maximize the value of our share capital for our current shareholders. While we hope that this program will improve the current “underwater” options issue, this cannot be guaranteed in light of the ever-present risks associated with a volatile and unpredictable stock market. (See page 12)

3.	Who is eligible to participate?

Any current employee of ASAT or any of ASAT’s subsidiaries, including our officers and certain directors, who holds stock options under the Plan is eligible to participate in the New Grant Program.

Our employee directors and officers, including our most senior executives, who are eligible employees will be permitted to participate in the New Grant Program on the same basis as other eligible employees. A non-employee director is also eligible to participate in the New Grant Program to exchange a portion of his options.

For all employee participants, in order to receive a new option, you must remain an employee as of the Replacement Grant Date. (See page 11)

4.	Are employees outside the United States and Hong Kong eligible to participate?

Yes. However, special considerations may apply to employees residing outside the United States and Hong Kong depending on the laws of the jurisdiction in which these employees are resided. (See page 11)

5.	How does the New Grant Program work?

To participate in the New Grant Program, an employee must make a voluntary election that will become irrevocable by 11:59 p.m., Eastern Standard Time, on February 24, 2003 (the “Expiration Time”), to cancel his or her outstanding stock options in exchange for a new nonqualified stock option to be granted on the Replacement Grant Date. The number of ordinary shares subject to the new option will be the same number as the canceled options, subject to adjustments for any stock splits, stock dividends and similar events, as determined by us in our sole discretion. The exercise price of the new option will be based on the closing sale price of our ADSs as reported on NASDAQ on the date before the Replacement Grant Date.

The new options will have the same vesting schedule as the canceled options. Accordingly, the new options will be vested on the Replacement Grant Date to the extent the canceled options would have been vested on that date and the remaining new options will become vested in accordance with the vesting schedule (based on the same vesting dates and percentages) applicable to the canceled options following the Replacement Grant Date.

The new option will have a new ten year term, commencing on the Replacement Grant Date. The new options will be granted pursuant to a new option agreement between you and us on the Replacement Grant Date. The board of directors may change the terms of the new options to be issued on the Replacement Grant Date on the same basis that they could have changed the terms of the old options pursuant to the Plan as if the old options had not been canceled. If you choose to participate in the New Grant Program, you must tender all stock options granted to you under the Plan. (See pages 10 and 11)

6.	What do I need to do to participate in the New Grant Program?

To participate, you must complete and sign the letter of transmittal that is attached at the end of this Offer to Exchange, and ensure that Jeff Dumas, Senior Vice President and General Counsel, receives the letter of transmittal and any other documents that may be required no later than the Expiration Time. You are also urged to return all the original option grant contracts entered into between you and ASAT relating to the options tendered for exchange (the “Original Grant Contracts”). You can return your letter of transmittal, any other required documents and the Original Grant Contracts to Jeff Dumas, Senior Vice President and General Counsel, either by fax to (852) 2407-1868 or by email to jeff_dumas@asathk.com, and in each case, followed by mail of the original documents to Jeff Dumas, Senior Vice President and General Counsel, ASAT Holdings Limited, 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong. The delivery of the letter of transmittal and any other required documents are at your sole risk. Delivery will be deemed made only when actually received by us by fax or email. (See page 14)

7.	Is the New Grant Program a repricing for accounting purposes?

No, this is not a stock option repricing for accounting purposes. In a repricing, the exercise price of an employee’s current options would be adjusted immediately to be based on the closing sale price of our ADSs on the date of repricing. (See page 27)

8.	Why can’t ASAT just reprice my options, as I have seen done at other companies?

ASAT’s policy is to issue only “fixed” stock options to employees. If we were to reprice our options, they would no longer be fixed, in that fixed options, by definition, have exercise prices that are fixed at issuance. Once our outstanding options become “variable”, their existence would lead to greater earnings volatility, which is something we are committed to avoid. (See page 27)

9.	Why can’t I just be granted additional new options?

Because of the large number of options currently outstanding, a grant of additional options could have a significant dilutive effect on outstanding ordinary shares and earnings per share. (See page 12)

10.	If I decide to participate in the New Grant Program, what will happen to my current options?

If you elect to participate in the New Grant Program, all the options held by you under the Plan will be canceled after the Expiration Time. (See page 15)

11.	What is the deadline to elect to participate in the New Grant Program, and how do I so elect?

The deadline to elect to participate in the New Grant Program is 11:59 p.m., Eastern Standard Time, on February 24, 2003, i.e., the Expiration Time, unless we extend it. This means that we must have your letter of transmittal and any other required documents before that time. We may, in our discretion, extend the deadline to participate in the New Grant Program at any time, but we cannot assure you that the New Grant Program will be extended or, if it is extended, for how long. If we extend the deadline to elect to participate in the New Grant Program, we will make an announcement of the extension no later than 9:00 a.m., Eastern Standard Time, on the next business day following the previously scheduled expiration time. If we extend the deadline beyond that time, you must deliver the letter of transmittal and any other required documents before the extended expiration time. Expiration Time in this Offer to Exchange shall include such extended expiration time where applicable. You are also urged to return the Original Grant Contracts to us before the Expiration Time or promptly thereafter.

We reserve the right to reject the options elected for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept for exchange those stock options for which you have made a proper and timely election that is not withdrawn. Subject to our rights to extend, terminate and amend the New Grant Program, we currently expect that we will accept all such options promptly after the Expiration Time to elect to participate in the New Grant Program. (See pages 12 and 29)

12.	What will happen if I do not turn in my letter of transmittal and other required documents by the Expiration Time?

If you do not turn in your letter of transmittal and other required documents by the Expiration Time, then you will not participate in the New Grant Program, and all stock options you currently hold will remain unchanged with their original exercise prices and original terms. (See page 14)

13.	During what period of time may I withdraw a previous election to participate in the New Grant Program?

You may withdraw your election to participate in the New Grant Program at any time before the Expiration Time. To withdraw an election to exchange options, you must deliver to us a written notice of withdrawal, or a facsimile of such notice, with the required information prior to the Expiration Time. Once you have withdrawn options, you may re-elect to exchange options only by again following the election procedure described in the answer to Question 6. (See page 15)

14.	Am I eligible to receive future grants of options during the following six-month period if I participate in the New Grant Program?

Because of unfavorable accounting consequences, participants in the New Grant Program are ineligible to receive any additional stock option grants for which they might otherwise be eligible until after the Replacement Grant Date. (See page 16)

15.	Is there any tax consequence to my participation in the New Grant Program?

It is our view that the option holders who exchange outstanding options for new options will not be required to recognize income for United States federal income tax purposes at the time of the exchange. We believe that the exchange should be treated as a non-taxable exchange. In general, there are no United States tax consequences to a participating employee who is a United States taxpayer (a “U.S. Participant”) on the grant of a nonqualified stock option. On exercise, however, the U.S. Participant will recognize ordinary income equal to the excess of the fair market value of the ordinary shares as of the exercise date over the purchase price paid for such shares. Upon a subsequent disposition of the ordinary shares received under a non-qualified stock option, the difference between the amount received on such disposition and the fair market value of the ordinary shares on the date of exercise generally will be treated as a capital gain or loss. Generally, ASAT will be required to make arrangements for withholding applicable taxes with respect to any ordinary income recognized by a recipient in connection with stock options exercised under the option plan. (See page 28)

In general, when an employee stock option is exchanged for another class of employee stock option with similar terms and consideration and no monetary consideration is involved in the exchange, the employee is not required to recognize any income for tax purposes from the exchange of options. Thus, we believe that the proposed exchange of current options for New Options will not give rise to any Hong Kong salaries tax liability at the time of exchange. Nevertheless, the income or gain realized from the exercise of, or by the assignment or release of the new options, would be subject to tax at the subsequent exercise, assignment or release of the options. (See page 28)

Special considerations may apply to employees located outside the United States and Hong Kong.

We recommend that you consult your own tax advisor with respect to the federal, state and local or foreign tax consequences of participating in the New Grant Program.

The summary on the tax consequences in this section is qualified by the more detailed discussion in Section 13 –“Material Income Tax Consequences” of the Offer to Exchange. (See page 28)

16.	How should I decide whether or not to participate in the New Grant Program?

We understand that the decision whether or not to participate in the New Grant Program will be a challenging one for many employees. The program does carry considerable risk, and there are no guarantees of our future stock performance. In particular, it is possible that the exercise price of your new options will be higher than the exercise price for your existing options. Furthermore, you will lose the right to receive new options if your employment with ASAT or any of ASAT’s subsidiaries is terminated, voluntarily or involuntarily, before the Replacement Grant Date. The decision to participate in the New Grant Program must be each individual employee’s personal decision, and it will depend largely on each employee’s assumptions about the future overall economic environment, the performance of the overall market, our industry, our own business, and the price of our ordinary shares represented by ADSs. (See pages 11, 12, 13 and 19)

17.	What do ASAT and our board of directors think of the New Grant Program?

Although our board of directors has approved the New Grant Program, neither ASAT nor our board of directors make any recommendation as to whether you should participate in the New Grant Program. (See page 13)

18.	What if my employment with ASAT or any of its subsidiaries ends between the date my options are canceled and the Replacement Grant Date?

Your employment with ASAT is on an “at-will” basis and nothing in this Offer to Exchange modifies or changes that. You cannot revoke your letter of transmittal after the Expiration Time. Therefore, if your employment with ASAT or one of its subsidiaries is terminated by you or ASAT or a subsidiary of ASAT, voluntarily, involuntarily or for any reason or no reason, before your new option is granted, you WILL NOT have a right to any stock options that were previously canceled, and you will not have a right to the grant that would have been issued on the Replacement Grant Date. Therefore, if you are not an employee of ASAT or one of our subsidiaries from the date you elect to participate in the New Grant Program through the Replacement Grant Date, you will not receive a new option in exchange for your canceled options. You also will not receive any other consideration for the canceled options if you are not an employee from the date you elect to participate in the New Grant Program through the Replacement Grant Date. (See pages 11 and 16)

19.	What are the conditions to the implementation of the New Grant Program?

The New Grant Program is subject to a number of conditions, including the conditions described in Section 6 – “Conditions of the New Grant Program”. (See page 17)

Specific Questions About the Canceled Options

20.	Which options can be canceled? If I have multiple options, can I choose which options I want to cancel?

All stock options granted under the Plan may be tendered for exchange in connection with the New Grant Program. If you choose to participate in the New Grant Program, you must tender all stock options granted to you under the Plan. If you attempt to cancel some of your options but do not include all of your options, your election for cancellation will be rejected. (See page 11)

Specific Questions About the New Options

21.	What will be the amount of the ordinary shares for new options?

Participants who participate in this program will receive a new option on the Replacement Grant Date. The number of ordinary shares covered by the new option will be equal to the number of ordinary shares covered by the canceled stock option, subject to adjustments for any stock splits, stock dividends and similar events, as determined by us in our sole discretion. Each new option will be granted under the Plan pursuant to a new option agreement between you and us. (See page 20)

22.	What will be the exercise price of the new options?

The exercise price of the new options will be based on the closing sale price of our ADSs as reported on NASDAQ on the date before the Replacement Grant Date. One ADS represents five ordinary shares. An application is pending before NASDAQ, pursuant to which ASAT applied for a transfer of the ADSs from the NASDAQ National Market to the NASDAQ SmallCap Market. Because we will not grant new options until at least six months and one day after the date we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. We recommend that you obtain current market quotations for our ADSs before deciding whether to exchange your options. (See pages 10 and 20)

23.	What will be the vesting schedule of the new options?

The new options will have the same vesting schedule as the canceled options. Accordingly, the new options will be vested on the Replacement Grant Date to the extent the canceled options would have been vested on that date and the remaining new options will become vested in accordance with the vesting schedule (based on the same vesting dates and percentages) applicable to the canceled options following the Replacement Grant Date. (See pages 10 and 16)

24.	When will we grant the new options?

Subject to the conditions stated in Section 6 – “Conditions of the New Grant Program” of the Offer to Exchange, we will grant the new options on the Replacement Grant Date. If we cancel options elected for exchange on the Expiration Time, the Replacement Grant Date of the new options will be on or after August 25, 2003. (See page 15)

25.	Why won’t we grant the new options immediately after we cancel the options accepted for exchange?

If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record this compensation expense. (See page 16)

We note, however, that we may be required or may choose in the future for financial reporting purposes to record compensation expenses against our earnings for options granted and if this occurs after January 24, 2003, we may delay, amend or terminate the New Grant Program. (See page 27)

26.	Can I have examples?

The following are some representative examples for two hypothetical employees. Your situation is likely to vary in significant respects.

EMPLOYEE A Assumptions:
Grant Date:	November 15, 2000
Original Stock Option:	10,000 ordinary shares (2,000 ADSs)
Original Stock Option Exercise Price:	$3 per ordinary share ($15 per ADS)
Original Vesting Schedule:	25% of the ordinary shares vest on November 15, 2001 and 25% of the ordinary shares vest annually thereafter
Shares Vested on Date of Cancellation:	5,000 ordinary shares
Hypothetical Closing Share Price on the Day Before the Replacement Grant Date:	$0.2 per ordinary share ($1 per ADS)

Based on the assumptions above, solely for the purpose of illustrating the New Grant Program, we would cancel your original stock option on the date of cancellation. On the Replacement Grant Date, which would be on or after August 25, 2003, you would receive a new option for 10,000 ordinary shares. Based on the purely hypothetical ADS price of $1 per ADS, your new exercise price would be $1 per ADS ($0.2 per ordinary share). Your new option would be vested on the Replacement Grant Date with respect to 5,000 ordinary shares, with an additional 2,500 shares vesting each year on November 15 thereafter until the new option is fully vested.

EMPLOYEE B
Grant Date:	April 21, 2001
Original Stock Option:	4,000 ordinary shares (800 ADSs)
Original Stock Option Exercise Price:	$0.3 per ordinary share ($1.5 per ADS)
Original Vesting Schedule:	25% of the ordinary shares vest on April 21, 2002 and 25% of the ordinary shares vest annually thereafter
Shares Vested on Date of Cancellation:	1,000 ordinary shares
Hypothetical Closing Share Price on the Day Before the Replacement Grant Date:	$0.4 per ordinary share ($2 per ADS)

Based on the assumptions above, solely for the purpose of illustrating the New Grant Program, we would cancel your original stock option on the date of cancellation. On the Replacement Grant Date, which would be on or after August 25, 2003, you would receive a new option for 4,000 ordinary shares. Based on the purely hypothetical ADS price of $2 per ADS ($0.4 per ordinary share), your new exercise price would be $2 per ADS ($0.4 per ordinary share). Your new option would be vested on the Replacement Grant Date with respect to 2,000 ordinary shares, with an additional 1,000 ordinary shares vesting on April 21 each year thereafter until the new option is fully vested.

27.	After the grant of my new option, what happens if I again end up “underwater”?

We are implementing the New Grant Program at this time due to the unusual stock market conditions that have affected many companies in the industry. Therefore, this is intended to be a one-time offer and we do not expect to implement such a program in the future. As your stock options are valid for ten years from the date of initial grant, subject to continued employment, the price of our ADSs may appreciate over the long term even if the exercise price of your options is below the trading price of our ordinary shares represented by ADSs for some period of time after the grant date of the new options. However, we can provide no assurance as to the price of our ADSs at any time in the future. (See page 12)

28.	Whom can I talk to if I have questions about the offer?

Jeff Dumas, Senior Vice President and General Counsel, ASAT Holdings Limited, 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong Telephone: (852) 2439-8408.

NEW GRANT PROGRAM

Introduction

ASAT Holdings Limited or ASAT is offering to employees of ASAT and its subsidiaries, including the officers, and certain directors the opportunity to exchange all outstanding options to purchase ordinary shares of ASAT granted under the Plan for new nonqualified stock options that we will grant under the Plan. If you choose to participate in the New Grant Program, you must tender all stock options granted to you under the Plan for exchange. We are making this offer upon the terms and subject to the conditions set forth in this Offer to Exchange and in the accompanying letter of transmittal. Grants of new options will be made on the date of the first meeting of ASAT’s board of directors or of a committee authorized by the board of directors held more than six months and one day after the date we cancel the options accepted for exchange, i.e., the Replacement Grant Date.

The New Grant Program is subject to conditions, which we have described in Section 6 – “Conditions of the New Grant Program” of the Offer to Exchange.

If you elect to exchange options as described in this Offer to Exchange and if your options are accepted for exchange, we will cancel your options and you will receive a grant of a new nonqualified option issued pursuant to a new option agreement between you and us on the Replacement Grant Date. The board of directors may change the terms of the new options to be issued on the Replacement Grant Date on the same basis that they could have changed the terms of the old options pursuant to the Plan as if the old options had not been canceled.

Some key features of the new options will include:

•
the number of ordinary shares subject to the new options will equal the number of ordinary shares subject to your canceled options, subject to adjustments for any stock splits, stock dividends and similar events, as determined by us in our sole discretion;

•	the exercise price of the new options will be based on the closing sale price of our ADSs as reported on NASDAQ on the date before the Replacement Grant Date;

•	the term of the new options will be ten years from the Replacement Grant Date; and

•
the new options will have the same vesting schedule as the canceled options. Accordingly, the new options will be vested on the Replacement Grant Date to the extent the canceled options would have been vested on that date and the remaining new options will become vested in accordance with the vesting schedule (based on the same vesting dates and percentages) applicable to the canceled options following the Replacement Grant Date.

For employees in order to receive the new options, you must still be employed with us on the Replacement Grant Date, and your election to participate in the New Grant Program does not in any way change your status as an “at-will” employee.

We are implementing the New Grant Program because a considerable number of our employees have stock options that have exercise prices significantly above our current and recent trading prices, irrespective of whether they are currently exercisable. We are offering this program on a voluntary basis to allow our employees, officers and certain directors to choose whether to keep their current stock options at their current exercise prices, or to exchange those options for new options.

As of December 31, 2002, options to purchase 66,902,760 ordinary shares were issued under the Plan and were then outstanding. These options had exercise prices ranging from $0.96 per ADS ($0.2 per ordinary share) to $12 per ADS ($2.4 per ordinary share).

1.	Number of Options; Expiration Date.

Upon the terms and subject to the conditions of this Offer to Exchange, we will exchange all eligible outstanding options that are properly elected for exchange and not validly withdrawn in accordance with Section 4 – “Withdrawal Rights” before the Expiration Time, for new nonqualified stock options to purchase ordinary shares under the Plan. If your options are properly elected and accepted for exchange, you will be entitled to receive a new stock option to purchase the number of ordinary shares that is equal to the number of ordinary shares subject to the options that you elected to exchange, subject to adjustments for any stock splits, stock dividends and similar events, as determined by us in our sole discretion. The new option will be subject to the terms of the Plan pursuant to a new option agreement between you and us.

Any current employee of ASAT, or a subsidiary of ASAT who holds stock options under the Plan may participate in the New Grant Program. Our employee directors and officers, including our most senior executives, who are eligible employees will be permitted to participate in the New Grant Program on the same basis as other eligible employees. A non-employee director is also eligible to participate in the New Grant Program to exchange a portion of his options.

If you are not an employee of ASAT or one of our subsidiaries from the date you elect to exchange options through the date we grant the new options, you will not receive a new option in exchange for your canceled options that have been accepted for exchange. You also will not receive any other consideration for your canceled options if you are not an employee from the date you elect to exchange options through the Replacement Grant Date.

You should refer to the discussion on the tax consequences of participating in the New Grant Program in Section 13 – “Material Income Tax Consequences”. Special considerations may apply to employees outside the United States and Hong Kong.

You are encouraged to consult your own investment and tax advisors in relation to the participation in the New Grant Program.

If you choose to participate in the New Grant Program, you must tender all options granted under the Plan.

The term “Expiration Time” means 11:59 p.m., Eastern Standard Time, on February 24, 2003, unless and until we, in our discretion, have extended the period of time during which you may elect to participate in the New Grant Program, in which event the term “Expiration Time” refers to the latest time and date on which your right to participate, as so extended, expires. See Section 14 – “Extension of New Grant Program; Termination; Amendment” for a description of our rights to extend, delay, terminate and amend the Expiration Time.

If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

•	increasing or decreasing what we will give you in exchange for your canceled options; or

•	increasing or decreasing the number of options eligible to be elected for exchange in the New Grant Program.

If the offer is scheduled to expire within ten business days from, and including, the date we notify you of such action, we will extend the offer so that the offer is open at least ten business days following such notification. For purposes of the New Grant Program, a “business day” means any day other than a Saturday, Sunday or Federal holiday in the United States and consists of the time period from 12:01 a.m. through 11:59 p.m., Eastern Standard Time.

2.	Purpose of the New Grant Program.

We issued the options outstanding under the Plan to provide our employees an opportunity to acquire or increase their ownership stake in ASAT, creating a stronger incentive for our employees to work hard for our growth and success and encouraging our employees to continue their employment with us.

Many of these options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our ordinary shares represented by ADSs. We are implementing the New Grant Program to provide our employees with the opportunity to own options that over time may have a greater potential to increase in value, which we hope will create better performance incentives for employees and will maximize the value of our ordinary shares for our current shareholders. This is intended to be a one-time offer and we do not expect to implement such a program in the future.

Because of the large number of options currently outstanding, a grant of additional options could potentially have a significant dilutive effect on our outstanding ordinary shares and earnings per share.

Considering the risks associated with the volatile and unpredictable nature of the stock market, and our industry in particular, there is no guarantee that the closing sale price of our ordinary shares represented by ADSs on the date before the Replacement Grant Date (and therefore the exercise price of any new option) will be less than or equal to the exercise prices of your existing options, or that your new options will increase in value over time.

Subject to the foregoing, and except as otherwise disclosed in this Offer to Exchange or in our filings with the Securities and Exchange Commission, we have no plans or proposals that relate to or would result in:

(a)	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries (however, we expect to consider such matters from time to time);

(b)	any purchase, sale or transfer of ownership of a material amount of our assets or the assets of any of our subsidiaries;

(c)	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d)	any other material change in our corporate structure or business;

(e)	except as noted below, our ordinary shares representing by ADSs not being authorized for quotation in an automated quotation system operated by a national securities association;

(f)	our ordinary shares representing by ADSs becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

(g)	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934;

(h)	the acquisition by any person of any of our securities or the disposition of any of our securities (other than as a result of the exercise of stock options issued under the Plan); or

(i)	any changes in our certificate of incorporation, bylaws of other governing instruments or any actions that could impede the acquisition of control of us.

With respect to (e), we note that an application is pending before NASDAQ, pursuant to which ASAT applied for a transfer of the ADSs from the NASDAQ National Market to the NASDAQ SmallCap Market.

Neither we nor our board of directors makes any recommendation as to whether you should elect to participate in the New Grant Program, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer to Exchange and to consult your own investment and tax advisors. You must make your own decision whether to elect to participate in the New Grant Program.

3.	Procedures for Electing to Participate in the New Grant Program.

Making Your Election.

To elect to participate in the New Grant Program, you must, in accordance with the terms of the letter of transmittal that is attached at the end of this Offer to Exchange, properly complete, duly execute and deliver to us the letter of transmittal, along with any other required documents either by fax or email before the Expiration Time. You are also urged to return the Original Grant Contracts relating to the options tendered for exchange. You must direct the letter of transmittal, any other required documents and the Original Grant Contracts to Jeff Dumas, Senior Vice President and General Counsel by fax at (852) 2407-1868 or by email to jeff_dumas@asathk.com, and in each case, followed by mail of the original documents to Jeff Dumas, Senior Vice President and General Counsel, ASAT Holdings Limited, 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong.

If you do not turn in by fax or email your letter of transmittal and any other documents that may be required by the Expiration Time, then you will not be able to participate in the New Grant Program, and all stock options you currently hold will remain unchanged at their original exercise prices and terms.

The method of delivery of all documents, including the letter of transmittal and any other required documents, is at the election and risk of the option holder. Delivery will be deemed made only when actually received by us via fax or email.

Determination of validity; Rejection of options; Waiver of defects; No obligation to give notice of defects.

We will determine, in our discretion, all questions as to form of documents and the validity, eligibility, including time of receipt, and acceptance of any election to participate in the New Grant Program. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to participate in the New Grant Program that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the New Grant Program or any defect or irregularity in any election with respect to any particular options or any particular option holder. No election to participate in the New Grant Program will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

Our acceptance constitutes an agreement.

Your election to participate in the New Grant Program pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the New Grant Program. Our acceptance for cancellation of the options elected for exchange by you pursuant to the New Grant Program will constitute a binding agreement between us and you upon the terms and subject to the conditions of the New Grant Program.

Subject to our rights to extend, terminate and amend the New Grant Program, we currently expect that we will accept promptly after the Expiration Time all properly elected options that have not been validly withdrawn unless it would be unlawful for us to accept such options.

4.	Withdrawal Rights.

You may withdraw the options you have elected to exchange only if you comply with the provisions of this Section 4.

You have the right to withdraw the options you have elected to cancel at any time before the Expiration Time. If we extend the time during which you may elect to participate in the New Grant Program, you have the right to withdraw these options at any time until the extended period expires.

To validly withdraw options, you must deliver to us a written notice of withdrawal by mail to Jeff Dumas, Senior Vice President and General Counsel, ASAT Holdings Limited, 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong, or by facsimile thereof to (852) 2407-1868, with the required information, while you still have the right to withdraw the election to participate in the New Grant Program. The notice of withdrawal must include your name, the grant date, exercise price and total number of ordinary shares included in each option. Except as described in the following sentence, the option holder who has elected to participate in the New Grant Program (and who subsequently elects to withdraw his or her options from the New Grant Program) must sign the notice of withdrawal exactly as such option holder’s name appears on the option agreement. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly elected for participation in the New Grant Program, unless you properly re-elect those options before the Expiration Time by following the procedures described in Section 3 – “Procedures for Electing to Participate in the New Grant Program.” Neither ASAT nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the legality, the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.	Acceptance of Options for Exchange and Issuance of New Options.

Upon the terms and subject to the conditions of this Offer to Exchange and as promptly as practicable following the Expiration Time, we will accept for exchange and cancel options properly elected for exchange and not validly withdrawn before the Expiration Time unless it would be unlawful for us to do so. If your options are properly elected for exchange and accepted for exchange by the Expiration Time, you will, subject to the conditions of this Offer to Exchange, be granted a new nonqualified stock option on the Replacement Grant Date, which will be on or after August 25, 2003.

If we accept options you elect to exchange in the New Grant Program, you will be ineligible until after the Replacement Grant Date for any additional stock option grants for which you might otherwise have been eligible before the Replacement Grant Date. This allows us to avoid incurring a compensation expense because of accounting rules that could apply to these interim option grants as a result of the New Grant Program, provided, however, such accounting rules will remain the same after the Replacement Grant Date. We note, however, that we may be required by applicable accounting rules in the future to expense all options granted. If such rules become effective or if we choose to adopt such rules after January 24, 2003, we may delay, amend or terminate the New Grant Program.

Your new option will entitle you to purchase the same number of ordinary shares that is equal to the number of ordinary shares subject to your cancelled options, subject to adjustments for any stock splits, stock dividends and similar events, as determined by us in our sole discretion. The new options will have the same vesting schedule as the canceled options. Accordingly, the new options will be vested on the Replacement Grant Date to the extent the canceled options would have been vested on that date and the remaining new options will become vested in accordance with the vesting schedule (based on the same vesting dates and percentages) applicable to the canceled options following the Replacement Grant Date. Your new option will have a ten year term, starting on the Replacement Grant Date.

Your employment with ASAT is on an “at-will” basis and nothing in this Offer to Exchange modifies or changes that. Therefore, if your employment with ASAT or one of its subsidiaries is terminated by you or ASAT or any of ASAT’s subsidiaries voluntarily, involuntarily, or for any reason or no reason, before your new option is granted, you WILL NOT have a right to any stock options that were previously canceled, and you will not have a right to any grant that would have been granted on the Replacement Grant Date.

If you are not an employee of ASAT or one of our subsidiaries from the date you elect to exchange options through the date we grant the new options, you will not be eligible to receive a grant of a new option in exchange for your canceled options that have been accepted for exchange. You also will not receive any other consideration for your canceled options if you are not an employee from the date you elect to participate in the New Grant Program through the date we grant the new options.

We reserve the right to reject any or all elections to participate in the New Grant Program that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn. Subject to our rights to extend, terminate and amend the Expiration Time and the conditions stated in Section 6 – “Conditions of the New Grant Program”, we currently expect that you will receive your new options and that your new option agreement will be mailed to you within six to eight weeks of the Replacement Grant Date.

6.	Conditions of the New Grant Program.

Notwithstanding any other provisions of the New Grant Program, we will not be required to accept any options elected for exchange, and we may delay, terminate or amend the New Grant Program, or postpone our acceptance and cancellation of any options elected for exchange, if at any time on or after January 24, 2003 and prior to the Expiration Time, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the New Grant Program or with such acceptance and cancellation of options elected for exchange:

(a)
there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the New Grant Program, the acquisition of some or all of the options elected for exchange pursuant to the New Grant Program, the issuance of new options, or otherwise relates in any manner to the New Grant Program or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of ASAT or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the New Grant Program to us;

(b)
there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the New Grant Program or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•
make the acceptance for exchange of, or issuance of new options for, some or all of the options elected for exchange illegal or otherwise restrict or prohibit completion of the New Grant Program or otherwise relates in any manner to the New Grant Program;

•	delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the options elected for exchange;

•	materially impair the contemplated benefits of the New Grant Program to us; or

•
materially and adversely affect the business, condition (financial or other), income, operations or prospects of ASAT or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the New Grant Program to us;

(c)	there has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	any outbreak or escalation of a war, hostilities or other international or national crisis directly or indirectly involving the United States or Hong Kong;

•
any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect the extension of credit by banks or other lending institutions in the United States or Hong Kong;

•
any significant decrease in the market price of our ADSs or any change in the general political, market, economic or financial conditions in the United States, Hong Kong or elsewhere that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of ASAT or our ADSs;

•
any change in the general political, market, economic or financial conditions in the United States, Hong Kong or elsewhere that could have a material adverse effect on the business, condition (financial or other), operations or prospects of ASAT or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the New Grant Program; or

•	in the case of any of the foregoing existing at the time of the commencement of the New Grant Program, a material acceleration or worsening thereof; or

(d)
there has occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the New Grant Program and in this connection, we note that the likelihood of such a change in the generally accepted accounting standards is substantial as the FASB is seeking comments on a proposal requiring expensing of options;

(e)
there have occurred any changes after January 24, 2003 in the corporate governance standards promulgated by the National Association of Securities Dealers, Inc., or other regulatory or governmental authorities having jurisdiction over ASAT, which would require ASAT to seek shareholder approval for the New Grant Program;

(f)
a tender or exchange offer with respect to some or all of our ordinary shares or ADSs, or an event which may lead to a change of control, shall have been proposed, announced, occurred or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

•	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, shall have acquired or proposed to acquire beneficial ownership of more than 5% of our outstanding share capital, or any new group shall have been formed that beneficially owns more than 5% of our outstanding share capital, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before January 24, 2003; or

•
any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

(g)
any other change or changes that have occurred in the business, condition (financial or other), assets, income, operations, prospects or share ownership of ASAT or our subsidiaries that, in our reasonable judgment, is or may be material to ASAT or our subsidiaries.

The conditions to the New Grant Program are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Time. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Time, in our discretion, whether or not we waive any other conditions to the New Grant Program. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

7.	Price Range of Ordinary Shares Represented by ADSs Underlying the Options.

Our ordinary shares represented by ADSs have been quoted on NASDAQ under the symbol “ASTT” since our initial public offering on July 11, 2000. The following table presents the high and low closing sale prices per ADS for the periods indicated, as reported by NASDAQ:

	HIGH	LOW
Year 2003
January (as of January 21)	$0.86	$0.63
Year 2002	$2.18	$0.61
Fourth Quarter	$1.04	$0.61
Third Quarter	$1.25	$0.70
Second Quarter	$2.06	$1.18
First Quarter	$2.18	$1.25
Year 2001	$6.00	$1.00
Fourth Quarter	$3.00	$1.00
Third Quarter	$5.06	$2.75
Second Quarter	$5.60	$3.50
First Quarter	$6.00	$3.44

Note: Each ADS represents five ordinary shares.

On January 21, 2003, the last reported closing sale price of our ADSs, as reported by NASDAQ, was $0.64 per ADS.

An application is pending before NASDAQ, pursuant to which ASAT applied for a transfer of the ADSs from the NASDAQ National Market to the NASDAQ SmallCap Market.

We do not know whether the new option will have a lower exercise price than the canceled option. We recommend that you obtain current market quotations for our ADSs before deciding whether to participate in the New Grant Program.

8.	Source and Amount of Consideration; Terms of New Options.

Consideration.

We will issue new options to purchase ordinary shares under the Plan in exchange for outstanding options properly elected and accepted for exchange by us. The number of ordinary shares subject to new options to be granted to each option holder will be equal to the number of ordinary shares subject to the canceled options, subject to adjustments for any stock splits, stock dividends and similar events, as determined by us in our sole discretion.

Terms of New Options.

The new nonqualified stock options to be granted will be issued under the Plan. We will issue a new option agreement to each option holder who receives a new option on the Replacement Grant Date. Except for the new exercise price and the new term, the terms and conditions of the new options will be substantially the same as the canceled options. The new options will have a new ten year term, starting on the Replacement Grant Date.

The terms and conditions of current options under the Plan are set forth in the Plan and the stock option agreement you entered into in connection with the grant. The new options will be granted pursuant to a new option agreement between you and us on the Replacement Grant Date, provided that the board of directors may change the terms of the new options to be issued on the Replacement Grant Date on the same basis that they could have changed the terms of the old options pursuant to the Plan as if the old options had not been canceled.

9.	Information Concerning ASAT.

General Information.

We are a large independent provider of semiconductor assembly and testing services. We offer a broad selection of semiconductor packages, including standard and advanced leaded and ball grid array, or BGA. Semiconductor packaging protects the enclosed semiconductor chip and provides a network of connections between the chip and a printed circuit board. Leaded packages encapsulate the chip in plastic with metal leads surrounding the edge of the package that connect the chip to the circuit board. BGA packages, however, connect the chip to the circuit board using solder balls on the bottom of the package.

We were incorporated in the Cayman Islands on October 20, 1999 and completed our initial public offering in July 2000. Our ordinary shares represented by our ADSs are listed on NASDAQ. Currently, we are applying to transfer the ADSs from the NASDAQ National Market to the NASDAQ SmallCap Market. Our principal office is located at 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong and the main telephone number at this location is (852) 2408-7811. Additional information about ASAT is available from the documents described in Section 16 – “Additional Information”.

Financial Information.

The financial statements included in our annual report on Form 20-F for the fiscal year ended April 30, 2002 and our quarterly reports on Form 6-K for the quarters ended July 31, 2002 and October 31, 2002 are incorporated herein by reference. The following table summarizes certain of our consolidated financial data.

	Year Ended April 30,		Six Months Ended October 31,
	2001	2002	2002
	(Expressed in thousands US$, except share data)
Statement of Operations Data:
Total revenue	$340,236	$102,408	$75,817
Operating income (loss)	49,564	(98,042)	(72,564)
Income (loss) from continuing operations	49,564	(98,042)	(72,564)
Net income (loss)	19,420	(102,827)	(66,307)

Net income (loss) per ordinary share:
Basic and diluted net income (loss) per share	$0.03	$(0.15)	$(0.10)

Weighted average number of shares outstanding:
Basic	654,962,375	669,218,720	668,947,000
Diluted	667,132,978	669,218,720	668,947,000

Net income (loss) per ADS:
Basic and diluted net income (loss) per ADS	$0.15	$(0.77)	$(0.50)

Weighted average number of ADS outstanding:
Basic	130,992,475	133,843,744	133,789,400
Diluted	133,426,595	133,843,744	133,789,400

Ratio of earnings to fixed charges	1.07	(7.22)	(10.03)

Balance Sheet Data:
Cash and cash equivalents	$79,880	$34,499	$24,160
Working capital	104,116	49,222	42,053

Total assets	403,503	277,398	203,118

Current liabilities	28,693	16,886	20,590
12.5% senior notes due 2006	97,559	98,131	98,420

Total stockholders’ equity	250,566	147,201	80,896

Risk Factors.

Risks facing our businesses include the following:

Risks Relating to Our Industry

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry, which is beyond our control.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and reduced demand and pricing in end-user markets.

Since mid-2001, the semiconductor industry has experienced one of its sharpest declines in history. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. This downturn has had a very adverse effect on our sales and financial performance. We cannot forecast when this downturn will end. A continued downturn would adversely affect our business, financial condition and results of operations and further erode our cash position. Unless we are able to substantially reduce our cash outflows in the near future, we will be required to seek new financing. There can be no assurance that such financing would be available to us on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan and maintain our competitiveness.

Our ability to develop new and successful advanced technologies and services is important to maintaining our competitive position and profitability. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, growth, future customer relationships and future product design windows.

The semiconductor industry is characterized by rapid technological developments. Our customers seek advanced and quick time-to-market assembly and testing capabilities for their increasingly complex end-applications. Failure to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base and we may experience increased price competition. In addition, if any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

The semiconductor assembly and testing industry is highly competitive, with over 40 independent providers of semiconductor assembly services worldwide. Many of our competitors have greater operating capacities and financial resources than we do and have proven research and development and marketing capabilities as well. Lengthy qualification periods and a familiarity between potential customers and their current assemblers may limit our ability to secure new customers. We also compete indirectly with the in-house packaging and testing service resources of many of our largest customers. These customers may decide to shift some or all of the packaging and testing services to internally sourced capacity. Due to this highly competitive environment, we may experience difficulties in securing additional business from our current customers or even maintaining our current level of business with our existing customers. We also could experience increased price competition.

Our assembly and testing processes are complex and prone to error, which may create defects and affect production yields.

Semiconductor assembly and testing, particularly testing of mixed-signal semiconductors which perform both analog and digital functions, are complex processes involving sophisticated equipment and requiring high levels of precision. Both assembly and testing are prone to human error and equipment malfunction. Defective packages also result from:

•	contaminants in the manufacturing environment;

•	defective raw materials; or

•	defective plating services.

These factors have periodically contributed to lower production yields and may continue to do so. Should our company fail to maintain high standards or acceptable production yields, this circumstance could result in lost customers, increased costs of production, delays, substantial amounts of returned goods and related claims by customers. Any of these problems could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to ASAT

The decrease in demand for communications equipment has decreased the demand for our services and placed downward pressure on selling prices.

A significant percentage of our net sales is derived from customers who use our assembly or test services for semiconductors used in communications equipment. We are currently experiencing an industry wide slowdown in demand in the communications sector. We have embarked upon a strategy to diversify our customer base and reduce dependency on the communications sector. However, our strategy and the execution of such strategy may not be successful. This could adversely impact our financial condition and results of operations.

Our profitability has been affected by capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. In fiscal year 2002, our capacity utilization rates ranged from approximately 20% to 35%. For the quarter ended October 31, 2002, our assembly utilization was 59%. The insufficient utilization is a result of a decrease in demand for our assembly and test services caused by the severe downturn in the semiconductor industry. We cannot assure you that our capacity utilization rates will not continue at low levels. Our inability to maintain or increase capacity utilization rates would have an adverse effect on our business, financial condition and results of operations.

Some of our debt obligations contain covenants limiting our financial and operating flexibility.

Covenants under our 12.5% $155 million senior notes restrict our ability, among other things:

•	to incur debt or liens;

•	to make investments or acquisitions;

•	to merge or consolidate; and

•	to sell assets and enter new businesses.

These restrictive covenants could restrict our flexibility in planning for, or reacting to, changes in our business and industry and increase our vulnerability to general adverse economic and industry conditions. We may enter into additional financing arrangements, which could further restrict our flexibility.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business. Difficulties in integrating these other parties into our business could disrupt our business and increase our expenses.

We believe that the semiconductor packaging industry may undergo consolidation. We believe it may become increasingly important to acquire or make investments in complementary businesses, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies. We may not identify suitable acquisition, investment or strategic partnership candidates, which may place us at a disadvantage if our competitors are able to grow through acquisition. If we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in assimilating that company’s personnel, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

We make most of our sales to a small number of our largest customers. For fiscal year ended April 30, 2002 and six months ended October 31, 2002, our top five customers accounted for approximately 55% and 65% of net sales, respectively. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected.

We rely on substantial amounts of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation we may have over our competitors. We could become involved in infringement claims with third parties. These occurrences could have a significant negative impact on our business.

We have patents, trademarks, confidentiality agreements, collaborative agreements and other arrangements intended to protect our proprietary technologies and products. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products. Also, we cannot assure you that the Asian countries in which we market our products, such as Taiwan and China, will protect our intellectual property rights to the same extent as the United States. Even if we have valid protections, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, many of our products and technologies are not covered by any patent or pending patent application.

Third parties may claim that we are infringing their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition. We may seek licenses from such parties, but they could refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources to pay for the licenses. Such infringement claims could also cause us to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products.

Some of our costs are denominated in foreign currencies and any depreciation of the U.S. dollar against such foreign currencies could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars and to a lesser extent Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses.

10.	Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

The directors and executive officers of ASAT and their positions and offices as of the date of this Offer to Exchange are set forth in the following table:

Directors

Name	Position
Tung Lok Li	Director
Andrew Liu	Director
J. Daniel McCranie	Director
Lawrence Miao	Director
Leonard Perham	Director and Chairman
Harry Rozakis	Director and Chief Executive Officer
Maura Wong	Director

Officers

Name	Position
Robert Gange	Chief Financial Officer
Joseph Martin	Chief Operating Officer
Neil Mclellan	Chief Technology Officer

The address of each director and executive officer is c/o ASAT Holdings Limited, 14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong. We intend to appoint two new independent directors in the near future.

Options granted to directors and officers.

As of December 31, 2002, the named officers and directors as a group held options to purchase a total of 34,936,235 ordinary shares. These options represented approximately 52.2% of the ordinary shares subject to all ASAT options outstanding as of that date.

The details of the options held by directors are as follows:

Name	Options to Purchase Ordinary Shares (Number of Ordinary Shares)	Percentage of Total Options Outstanding
Harry Rozakis	5,000,000	7.5%
Tung Lok Li	26,542,735	39.7%
J. Daniel McCranie	625,000	0.9%
Len Perham	1,000,000	1.5%
Subtotal:	33,167,735	49.6%

Total Options Outstanding as of December 31, 2002	66,902,760	100%

Our employee directors and officers, including our most senior executives, who are eligible employees will be permitted to participate in the New Grant Program on the same basis as other eligible employees. A non-employee director is also eligible to participate in the New Grant Program to exchange a portion of his options.

Recent Transactions.

During the 60 days prior to January 24, 2003, neither we, nor, to our knowledge, any of our directors or executive officers, nor any affiliates of ours, engaged in transactions involving options to purchase ordinary shares.

11.	Accounting Consequences of the New Grant Program.

We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the New Grant Program because we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options elected for exchange. Further, the exercise price of all new options will be based on the closing sale price per ADS on the day before the date we grant the new options, i.e., the Replacement Grant Date.

If we were to grant any options before the Replacement Grant Date to any option holder electing to cancel options, our grant of those options to the electing option holder would be treated for financial reporting purposes as a variable award to the extent that the number of ordinary shares subject to the newly granted options is equal to or less than the number of the option holder’s option shares elected for exchange. In this event, we would have to record compensation expense and adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the newly granted options.

We note, however, in 2002, the International Accounting Standards Board (“IASB”) unanimously approved a proposal for a new accounting standard to require companies using IASB standards to recognize, starting in 2004, the fair value of employee stock options granted as an expense in arriving at reported earnings. FASB may propose a similar requirement in the future. If FASB promulgates such a requirement or if we choose to comply with such a requirement after January 24, 2003, we may delay, amend or terminate the New Grant Program.

12.	Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the New Grant Program, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in the United States, Hong Kong or other jurisdictions, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the New Grant Program to accept options elected for exchange is subject to conditions, including the conditions described in Section 6 – “Conditions of the New Grant Program”.

13.	Material Income Tax Consequences.

United States Income Tax Consequences.

The following is a general summary of the material United States Federal income tax consequences of the exchange of options pursuant to the New Grant Program. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of this Offer to Exchange, all of which are subject to change, possibly on a retroactive basis. The Federal tax laws may change and the Federal, State and local tax consequences for each employee will depend upon that employee’s individual circumstances. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders.

While there is no authority directly on point, it is our view that the option holders who exchange outstanding options for new options will not be required to recognize income for United States federal income tax purposes at the time of the exchange. We believe that the exchange should be treated as a non-taxable exchange. In general, there are no United States tax consequences to a participating employee who is a United States taxpayer (a “U.S. Participant”) on the grant of a non-qualified stock option. On exercise, however, the U.S. Participant will recognize ordinary income equal to the excess of the fair market value of the ordinary shares as of the exercise date over the purchase price paid for such shares. Upon a subsequent disposition of the ordinary shares received under a non-qualified stock option, the difference between the amount received on such disposition and the fair market value of the ordinary shares on the date of exercise generally will be treated as a capital gain or loss. Generally, ASAT will be required to make arrangements for withholding applicable taxes with respect to any ordinary income recognized by a recipient in connection with stock options exercised under the option plan.

Hong Kong Income Tax Consequences.

Under the Hong Kong Inland Revenue Ordinance, employee stock options would not be taxed at the date of grant of the options. However, income (i.e., gain realized) from the stock option granted to an employee owing to his/her office or employment in Hong Kong would be subject to tax at the exercise of, or by the assignment or release of an option to acquire shares or stock in a corporation.

In the case of exercise of an option, the taxable gain would be the excess of the market value at the time the shares are acquired over the consideration paid for the granting of the right or for the shares or both. In case of an assignment or release of an option, the taxable gain would be the excess of the amount received for the assignment over the consideration given for the grant of the right.

We recommend that you consult your own tax advisor with respect to the United States Federal and State, Hong Kong and local tax consequences of participating in the New Grant Program.

14.	Extension of the New Grant Program; Termination; Amendment.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 – “Conditions of the New Grant Program” has occurred or is deemed by us to have occurred, to extend the Expiration Time and thereby delay the acceptance for exchange of any options by giving written notice of such extension to the option holders including email communication.

We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Time, to terminate or amend the New Grant Program and to postpone our acceptance and cancellation of any options elected for exchange upon the occurrence of any of the conditions specified in Section 6 – “Conditions of the New Grant Program”, by giving oral, written or electronic notice of such termination or postponement to the option holders. Notwithstanding the foregoing, we will return the options elected for exchange promptly after termination or withdrawal of the New Grant Program.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 – “Conditions of the New Grant Program” has occurred or is deemed by us to have occurred, to amend the New Grant Program in any respect.

Amendments to the New Grant Program may be made at any time and from time to time. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the last previously scheduled or announced Expiration Time. Any amendment of the New Grant Program will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change.

Without limiting the manner in which we may choose to disseminate any amendment of the New Grant Program, except as required by law, we have no obligation to publish, advertise or otherwise communicate any such dissemination.

If we materially change the terms of the New Grant Program or the information concerning the New Grant Program, or if we waive a material condition of the New Grant Program, we will extend the Expiration Time. Except for a change in consideration or a change in percentage of options sought, the amount of time by which we will extend the Expiration Time following a material change in the terms of the New Grant Program or information concerning the New Grant Program will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

•	increasing or decreasing what we will give you in exchange for your canceled options; or

•	increasing or decreasing the number of options eligible to be elected for exchange in the New Grant Program.

If the offer is scheduled to expire at any time within ten business days from, and including, the date we notify you of such action, we will extend the offer so that the offer is open at least ten business days following the publication, sending or giving of such notification. For purposes of the New Grant Program, a “business day” means any day other than a Saturday, Sunday or United States Federal holiday, and consists of the time period from 12:01 a.m. through 11:59 p.m., Eastern Standard Time.

15.	Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange options pursuant to the New Grant Program.

16.	Additional Information.

We recommend that, in addition to this Offer to Exchange and letter of transmittal, you review the following materials, which we have filed with the Securities and Exchange Commission, before making a decision on whether to participate in the New Grant Program:

•	our annual report on Form 20-F for the fiscal year ended April 30, 2002, filed with the Securities and Exchange Commission on June 28, 2002;

•	our quarterly report on Form 6-K for the fiscal quarter ended July 31, 2002, filed with the Securities and Exchange Commission on September 16, 2002;

•	our quarterly report on Form 6-K for the fiscal quarter ended October 31, 2003 filed with the Securities and Exchange Commission on December 13, 2002; and

•	the description of our ordinary shares contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on July 5, 2000.

These filings and other reports, registration statements, and other filings can be inspected and copied at the reference facilities maintained by the Securities and Exchange Commission located in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of all or any part of these documents from these offices upon the payment of the fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-732-0330. These filings are also available to the public on the web site of the Securities and Exchange Commission at http://www.sec.gov.

Our Securities and Exchange Commission filings can be read at the following NASDAQ address:

NASDAQ Operations
9600 Blackwell Road
Rockville, MD 20850

We will also provide without charge to each person to whom a copy of this Offer to Exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Jeff Dumas
Senior Vice President and General Counsel
ASAT Holdings Limited
Stock Administration
14th Floor, 138 Texaco Road
Tsuen Wan, New Territories
Hong Kong

You may also make a request by telephone at (852) 2439-8408 between the hours of 9:00 a.m. and 5:00 p.m., Hong Kong Time, Monday through Friday.

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

The information contained in this Offer to Exchange about ASAT should be read together with the information contained in the documents to which we have referred you.

17.	Forward-Looking Statements; Miscellaneous.

This Offer to Exchange and our reports filed with the Securities and Exchange Commission referred to above include “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Our management may also from time to time make oral forward-looking statements. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “anticipates,” “projects” and similar expressions. Risks and uncertainties that could affect us include technology changes, overall semiconductor industry conditions, timing of customers’ orders and our capacity at the time to meet such orders, adverse developments affecting major customers, fluctuations in market prices for our products, variations in product mix, timing of expenditures in anticipation of future sales, increased inflation and interest rates on our debt and effects of our substantial level of debt, including the cash required to service our debt and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

We are not aware of any jurisdiction where the implementation of the New Grant Program violates applicable law. If we become aware of any jurisdiction where the implementation of the New Grant Program violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the New Grant Program will not be made to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should participate in the New Grant Program. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the New Grant Program other than the information and representations contained in this document or in the accompanying letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

ASAT Holdings Limited, January 24, 2003